June 23, 2017

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Your Letter Dated June 12, 2017 Regarding the Form 10-K for the Year Ended December 31, 2016 Filed February 23, 2017 and Form 10-Q for the Quarter Ended March 31, 2017 Filed May 4, 2017 (the “2017 Q1 10-Q”) of Herbalife Ltd. (File No. 001-32381)

Dear Mr. Decker:

Herbalife Ltd. (the “Company” or “we”) takes its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings very seriously and appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings. For ease of reference, the headings and paragraphs below correspond to the headings and comments in the above-referenced comment letter, with the Staff’s comments presented in bold italicized text.

In response to your comments, the Company offers the following responses:

Form 10-K for the Year Ended December 31, 2016

Item 6. Selected Financial Data, page 38

Item 7. Management’s Discussion and Analysis

Presentation, page 43

1.	You disclose that retail sales represent the gross sales amount reflected on your invoices to Members and are based on suggested retail prices. We also understand that this measure does not reflect the actual amounts paid by Members and/or their retail customers. Accordingly, please revise the title and related disclosures, so that this measure is not characterized as a sales or revenue amount. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Company Response:

We note the Staff’s comment, and in response thereto, advise that we will use the term “retail value” in lieu of “retail sales” in all relevant disclosures in our future filings with the Securities and Exchange Commission (“SEC”).

Notwithstanding this change we are proposing to make in our future SEC filings, to avoid any confusion, for purposes of our response to your comment 2 below, we have used the term “retail sales” to remain consistent with your comment and the historical disclosure to which it relates.

2.	Please disclose why you believe the retail sales measure is useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Company Response:

We note the Staff’s comment, and in response thereto, respectfully note that, as historically disclosed in our SEC filings, we disclose retail sales because of its “fundamental role in our systems, internal controls and operations, and its correlation to Member discounts and Royalty Overrides” and also because it is “a component of the financial reports we use to analyze our financial results.”1 Therefore, we believe the measure is useful to investors because it provides investors with a view of our business through the eyes of management. In addition, because distributor allowances (the discount a Member receives from the retail sales price) as a percentage of retail sales may vary by geographic region and product category, we believe our historical disclosure reconciling retail sales to net sales calculated in accordance with U.S. GAAP, which shows the breakdown of both retail sales and distributor allowances within product sales, provides investors with additional helpful detail and visibility into our U.S. GAAP net sales results on a consolidated basis as well as on a geographic region and product category basis.

Therefore, because we believe our retail sales disclosure is useful to investors, we propose expanding our historical disclosure referenced above as follows (proposed new disclosure in bold underlined text):

We discuss retail sales because of its fundamental role in our systems, internal controls and operations, and its correlation to Member discounts and Royalty Overrides. In addition, retail sales is a component of the financial reports we use to analyze our financial results because, among other things, it can provide additional detail and visibility into our net sales results on a Company-wide and a geographic region and product category basis. Therefore, this non-GAAP measure may be useful to investors because it provides investors with the same information used by management.

Form 10-Q for the Quarter Ended March 31, 2017

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Volume Points by Geographic Region, page 28

3.	Your disclosure in note 1 on page 29 appears to indicate that volume points are recorded prior to your recognition of revenue and that such timing differences are routine. However, in your results of operations starting on page 33, you routinely attribute changes in net sales to changes in volume as measured by volume points. Please tell us why it is appropriate to attribute changes in net sales to volume points, when they appear to have a different basis of recognition. In addition, disclose the criteria used for determining the period in which points are included in your volume points measure and whether or not the same criteria are used for Member qualification and recognition purposes. Refer to Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

[1]	See e.g., 2016 Annual Report on Form 10-K at pp. 39 and 43.

Company Response:

We note the Staff’s comment, and in response thereto, note that while the criteria used for recognizing Volume Points are not identical to those used for recognizing net sales under U.S. GAAP, as discussed below, the resulting timing differences in any fiscal quarter or year are generally immaterial and therefore do not meaningfully depreciate the value of using changes in Volume Points, which is essentially our weighted-average measure of product sales volume, as a proxy for explaining volume-driven changes in net sales over a given fiscal period.

Under our Marketing Plan, we recognize the Volume Points for a given order once the Member pays for the order, which is generally prior to the product being delivered. However, under U.S. GAAP, as disclosed in greater detail in our SEC filings, we generally will not recognize the net sales for that same order until the product is delivered and both the title and risk and rewards pass to the Member. Further, there can be a slight difference in the measurement periods for Volume Points and net sales. Our U.S. GAAP reporting periods follow calendar months, with each quarter consisting of three calendar months. However, while a Volume Point “month” usually tracks the same calendar month, the periods can differ, primarily when the last day of a calendar month falls on a weekend or holiday, in which case the Volume Point “month” would generally end on the next successive business day.

Notwithstanding the differences described above, we typically recognize the Volume Points and net sales for a given order in the same fiscal period. The two primary exceptions relate to timing and arise when either: (i) a Member places and pays for an order at the end of a fiscal quarter, but the product has not yet been delivered before quarter-end, in which case the Company would recognize the Volume Points, but not the net sales, in the quarter in which the order is placed and (ii) when the Volume Point “months” and the calendar months comprising a fiscal quarter or year do not begin and/or end on the same day. However, when considered in the context of a full fiscal period, any differences resulting from these discrepancies are typically immaterial when explaining the volume impact to net sales because they generally relate to at most a few days at the beginning and/or end of a given three- or twelve-month period. Additionally, these differences are often further marginalized when considered in the context of a full fiscal period because any differences related to Volume Points recognized at the end of a period for which net sales are not similarly recognized in the same period are often offset by the differences related to net sales recognized at the beginning of the period for which the related Volume Points were recognized in the prior period.

We do acknowledge, however, that unique circumstances, such as a price increase at the beginning of a period that accelerates purchases at the end of the prior period, can amplify any differences. Therefore, we have and will continue to review the impact of these timing differences for each reporting period for both our internal and external reporting purposes and, when we note a meaningful discrepancy from the historical correlations, as we did at the end of the first quarter of 2017, we will include additional disclosure in the relevant SEC filing(s) to inform investors to the unique circumstances.

With respect to qualification and recognition under our Marketing Plan, historically Members received Volume Point credit for a purchase at the same time the Company recognized Volume Points – at the time the Member pays for the order. However, in connection with the implementation of the Consent Order, beginning in May 2017, while the Company and Members continue to recognize Volume Points at the time of the transaction outside the United States as discussed above, Members receive Volume Point credit for a transaction in the United States once the sale is documented in compliance with the Consent Order.

In light of the Staff’s comment and our response above, we propose including the following additional disclosures (or substantively similar language) in our MD&A in our future SEC filings:

•	in the “Volume Point by Geographic Region” section:

The criteria we use to determine how and when we recognize Volume Points are not identical to our revenue recognition policies under U.S. GAAP. Unlike net sales, which are generally recognized when the product is delivered and both the title and risk and rewards pass to the Member, as discussed in greater detail in the 2016 10-K, we recognize Volume Points when a Member pays for the order, which is generally prior to the product being delivered. Further, the periods in which Volume Points are tracked can vary slightly from the fiscal periods for which we report our results under U.S. GAAP. Therefore, there can be timing differences between the product orders for which net sales are recognized and for which Volume Points are recognized within a given period. However, historically these timing differences generally have been immaterial in the context of using changes in Volume Points as a proxy to explain volume-driven changes in net sales.

•	in the “Number of Sales Leaders and Retention Rates by Geographic Region as of Re-qualification Period” section:

Volume Points are the basis for sales leader qualification, as discussed in greater detail in Item 1, Business of the 2016 10-K. Typically, a Member accumulates Volume Points for a given sale at the time the Member pays for the product. However, effective beginning in May 2017, a Member does not receive Volume Point credit for a transaction in the United States until it is documented in compliance with the Consent Order.

*   *   *   *   *

Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE LTD.

By:	/s/ Bosco Chiu
Bosco Chiu
Senior Vice President
Principal Accounting Officer

cc:	Richard Goudis, Chief Executive Officer

John DeSimone, Chief Financial Officer

Richard Werber, Acting General Counsel

Brian Lane, Partner, Gibson, Dunn & Crutcher LLP

Shaun Matthews, Audit Partner, PricewaterhouseCoopers LLP